PURSUANT TO RULE 24b-2 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR CERTAIN PROVISIONS OF THIS AGREEMENT. SUCH CONFIDENTIAL TREATMENT HAS BEEN (i) OMITTED FROM THIS VERSION OF THE AGREEMENT, (ii) MARKED WITH ASTERISKS (**) TO INDICATE SUCH DELETIONS AND
(iii) FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.



                    TAKE-TWO SOFTWARE DISTRIBUTION AGREEMENT
                                 (NORTH AMERICA)

         THIS DISTRIBUTION AGREEMENT (this "Agreement") is made as of May 27, 1998, by and between TAKE-TWO INTERACTIVE SOFTWARE, INC., a Delaware corporation ("T2"), with offices at 575 Broadway, New York, New York 10012, and GATHERING OF DEVELOPERS I, LTD. ("Gathering"), a Texas limited partnership, with offices at 2700 Fairmount, Dallas, Texas 75201.

                               W I T N E S S E T H

         WHEREAS, Gathering owns or controls the rights in and to the Game Titles (as defined below); and

         WHEREAS, T2 is engaged in the business of distributing, selling and exploiting Software Devices (as defined below) and desires to distribute, sell and otherwise exploit Software Devices embodying the Game Titles;

         NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties do hereby agree as follows:


                                    ARTICLE 1
                                   DEFINITIONS

         The following terms shall, unless the context requires otherwise, have the following meanings [whether such words shall appear in lower case or with the first letter of each word capitalized] (the foregoing shall apply to all other defined terms used in this Agreement):

         (a) The term "Basic Term" means the period commencing on the date of full execution of this Agreement and ending four (4) years later.

         (b) The term "Bug" means a repeatable phenomenon of unintended events or actions during the running of a Software Device (as defined below) under normal conditions that results in:

                  (i) the software being unable to perform repeatedly and without interruption;

                  (ii) a material failure of the software to conform to the technical specifications in Exhibit "A";

                  (iii) a material detriment to the functionality of the software;

                  (iv) a material detriment to the visual representation or sound of the software; or

                  (v) the destruction or corruption of data.

         (c) The term "Deliver," "Delivered" or "Delivery" means the physical transfer to T2 of Distributed Products for each fully completed Game Title (as defined below) as provided in this Agreement.

         (d) The term "Delivery Date" means, with respect to each Game Title the date set forth opposite such Game Title in Section 1(i) and other dates as may be agreed to by the parties.

         (e) The term "Distributed Product(s)" means Software Devices embodying a Game Title; which Game Title and Software Devices are produced by or on behalf of Gathering for the Game Machines, the distribution rights to which are granted to T2 pursuant to Section 2(a), below.

         (f) The term "Documentation" means the technical documentation for each Game Title in accordance with Exhibit "A" attached hereto.

         (g) The term "Exploitation Period" with respect to each Game Title covered by the terms hereof means the date commencing on the date hereof and ending the later to occur of (i) the expiration of the Basic Term, or (ii) the date which is three (3) years following the initial release of each such Game Title in the Territory by T2.

         (h) The term "Game Machine(s)" shall mean the personal computer platform devices and personal computer operating systems on which units of the Game Titles are played, including, but not limited to, those containing and using the operating systems of Windows(TM) and Macintosh(TM). Game Machine(s) shall not include any other media or platform utilized for interactive video games, including, but not limited to, (i) game console platforms such as Nintendo 64(TM), Sony PlayStation(TM), or Sega Genesis(TM) ("Console Platforms"); (ii) standalone, network or other arcade games; or (iii) any other inter-active media utilized for similar purposes such as satellite, Internet or cable distribution.

         (i) The term "Game Title" or "Game Titles" means, individually or collectively, as the context requires, the following computer software products developed by or on behalf of Gathering and currently referred to as:




               Title              Delivery Date           Developer
               -----              -------------           ---------

          (i)  Railroad           December 31, 1998       PopTop Software, Inc.
         (ii)  Flight             December 31, 1998       Terminal Reality, Inc.
        (iii)  Max Payne          June 30, 1999           Apogee Software/3D Realms
         (iv)  FAKK 2             September 30, 1999      Ritual Entertainment, Inc.
          (v)  Unreal Based       December 31, 1999       Epic Megagames, Inc.
         (vi)  Rat Patrol         June 30, 2000           Terminal Reality, Inc.
        (vii)  Stunts             September 30, 1999      Terminal Reality, Inc.
       (viii)  Nocturne           December 31, 1999       Terminal Reality, Inc.
         (ix)  Jazz Jackrabbit    December 31, 1998       Epic Megagames, Inc.
          (x)  Next unnamed       To be determined.       unknown



         (j) The term "Gross Invoice Price" means the price listed on T2's invoice to its customers for sales of Distributed Product(s).

         (k) The term "Manual" means a document which describes in English the operation and functions of the computer software and contains instructions for using the Distributed Products. It must be written in a style calculated to be understandable to an English reading end-user with little or no computer experience and must contain information sufficient to enable such an end-user to use the Distributed Product

         (l) With respect to each Game Title, the term "Net Distribution Receipts" means all sums actually received by T2 from its customers on sales of Distributed Products for such Game Title less (i) any and all excise taxes, value added or comparable or similar taxes paid or payable by T2, (ii) freight and similar third party handling charges paid or payable by T2, and (iii) returns, discounts, allowances or credits (inclusive of co-op, discounts and allowances) on account of the sale of the Distributed Products for such Game Title. For purposes hereof, T2 shall be deemed to have actually received payment on an invoice from one of T2's customers upon actual receipt of such payment.

         (m) With respect to each Game Title, the term "Net Monies" means Gathering's share of Net Distribution Receipts.

         (n) With respect to each Game Title, the term "Net Remaining Monies" means the amounts payable to Gathering following T2's recoupment from Net Monies of any amounts attributable to such Game Title advanced to Gathering under
Section 5(a).

         (o) The term "T2" means and includes without limitation all of the following: Take Two Interactive Software, Inc. or any company owned or controlled by, or under common control with, Take Two Interactive Software, Inc. or any subsidiary, including Alliance Inventory

Management, Inc., ("AIM") or parent company of Take Two Interactive Software, Inc. For purposes hereof, "control" shall mean the ownership of more than 51% of the voting interests of a company or the power, direct or indirect, to direct or cause the direction of the management and policies of any company whether through the ownership of voting securities, by contract or otherwise. Gathering acknowledges that AIM will be performing T2's obligations hereunder.

         (p) The term "sku" means stock keeping unit.

         (q) The term "Software Device" means any device, whether now known or unknown, on or by which computer software and its associated visual images, with or without sound, may be embodied or recorded for later operation, manipulation or communication to users, including without limitation semiconductor devices, compact discs (or other type of optical disc), ROM Cartridges, cassettes, or magnetic discs (whether floppy or otherwise) of any size, tapes, cartridges, boards, cassettes, or other prerecorded devices whatsoever existing now or later developed by which a computer or video game can be perceived, reproduced or otherwise communicated directly or with the aid of a machine or device and which are designed and used for use with the Game Machines.

         (r) The term "Territory" means the United States and Canada and their respective territories, possessions and military installations (including PX Stores and Military Exchanges) wherever located.


                                    ARTICLE 2
                                 RIGHTS GRANTED

          Subject to the terms of this Agreement, Gathering hereby grants and T2 hereby accepts the following exclusive rights:

         (a)      Distribution Rights:

                  (i) Gathering hereby engages T2, and T2 hereby accepts such engagement, to act as Gathering's sole and exclusive distributor of Distributed Products throughout the Territory and for the Exploitation Period of each Game Title to be distributed hereunder for use on the Game Machines. During the Exploitation Period for each Game Title, T2 may distribute such Distributed Products through any and all means of standard retail channels distribution, but in no event shall T2 distribute the Distributed Products through "bundling" or OEM sales, or to end-users by mail, over the air, telephone, satellite, cable, by electronic or digital delivery systems, whether now known or hereafter devised, or any other means which Gathering reasonably deems or may deem not to be standard retail channels in accordance with the then applicable industry standard. With respect to the distribution of the Distributed Products in the Territory via end-user on-line distribution ("On-line Distribution") and multi-player gaming, T2's right to engage in such distribution shall be non-exclusive and shall not prohibit Gathering from also engaging in such distribution. With respect to each Game Title, subject to On-line Distribution and the terms of this Agreement, Gathering will not for itself or knowingly permit any third party to sell or distribute Distributed Products through standard retail channels of distribution in the Territory during the Exploitation Period for such Game Title. With respect to each Game Title other than Jazz Jackrabbit II, Gathering shall not offer or promote the sale or knowingly allow third parties to offer, market or distribute any of the Distributed Products outside of the Territory prior to the initial release of such Game Title in the Territory by T2. With respect to each Game Title, Gathering shall not offer or promote the sale of a fully accessible version of such Game Title, other than through On-line Distribution, in the Territory for a period of ninety (90) days after the initial date of release of such Game Title without the prior consent of T2. For purposes of this Agreement, a "fully accessible version" of such Game Title shall not include shareware of such Game Title in which the full version of such Game Title is encrypted. With respect to On-line Distribution, T2 shall receive a Fee of ten percent (10%) of gross income paid to T2 less costs of goods sold for each individual Distributed Product sold thereby by T2.

                  (ii) T2 shall have the right to use, publish and permit others to use and publish Gathering's name as well as any names of or trademarks associated with or embodied in any Game Title or any reproduction or simulation thereof and, subject to any contractual restrictions of which Gathering has advised T2 (and which are set forth on Schedule 2(a)(ii) and as may be updated from time to time by Gathering), the script, speech, images, characters, characterizations, designs, graphics, artwork, and other characteristics associated with each Game Title as well as the name of each Game Title in connection with the sale, advertising, distribution and exploitation thereof.

                  (iii) The right, for advertising, publicity and promotional purposes, to perform the Distributed Products publicly and to permit the reasonable public performance thereof.

                  (iv) The right to use all artwork, textual material and other materials used for or by Gathering in connection with such Distributed Products, including advertising, packaging and wrapping materials (collectively, "Packaging and Promotional Materials") created by Gathering in connection therewith.

         (b) (i) Gathering, or the developer of the Game Title, as the case may be, shall own the copyright and other rights to the Game Software, and any packaging, advertising and promotional material produced by Gathering and delivered to T2 for any Game Title. Subject to the prior written approval of Gathering and in the event T2 is called upon or required to produce any packaging, advertising or promotional material for a Game Title, or make any additions to, or new renderings, modifications or embellishments of, artwork delivered by Gathering hereunder, T2 agrees to assign, and hereby assigns to T2 the copyright and other rights thereto, and agrees to execute such further documentation as T2 may request to evidence such assignments.

                  (ii) Except as set forth in Section 2(a), as between Gathering and T2, Gathering, or the developer of the Game Title, as the case may be, retains all copyright, patent, trade secret, trademark and trade name rights in and to the Distributed Products, including all packaging, designs, logos, slogans, advertising materials and promotional materials and in all other materials relating to the Game Software (collectively, "Gathering's Property"), and T2 will not have or acquire any right, title or interest therein under any circumstance whatsoever. T2 further acknowledges that its use of Gathering's Property shall inure to the benefit and be on behalf of Gathering; and use of Gathering's Property will not create any right, title or interest by or for T2 therein. T2 shall not, during the Term of this Agreement or thereafter, attack Gathering's, or the developer's of the Game Title, as the case may be, ownership of Gathering's Property or the validity thereof, or apply for any registration or file any document or take any action which would affect Gathering's, or the developer's of the Game Title, as the case may be, ownership of Gathering's Property or knowingly aid or abet anyone else in doing so, or use or authorize the use of any trademark, trade name or words, symbols or combination thereof or other designation identical with or confusingly similar to the trademarks and/or trade names which are part of Gathering's Property. T2 will not alter, remove, obscure, erase or deface any proprietary rights notices contained on or incorporated in any SKU related to Gathering's Property or the packaging of any SKU. related to Gathering's Property In the event T2 is called upon or required to produce any packaging, advertising and promotional material for a Game Title, T2 will (i) in the event such obligation or request comes from a person other than Gathering, notify Gathering in writing of such obligation; and (ii) include thereon such proprietary rights notices as may be designated and approved by Gathering.

                  (iii) In the event T2 is called upon or required to produce any packaging, advertising or promotional material for a Game Title, or make any additions to, or new renderings, modifications or embellishments of, artwork delivered by Gathering hereunder, Gathering shall have the right to approve such materials, such approval not to be unreasonably withheld or delayed. If disapproval is not received by T2 within twenty (20) business days after Gathering's receipt of the item submitted for approval, then Gathering's approval of such matter shall be deemed to have been given.

                  (iv) With respect to the Distributed Products, this Agreement only grants to T2 a license to offer a license to such Distributed Products to T2's customers and their Customers and does not transfer to T2 any right, title or interest in or to any software therein, notwithstanding any "purchase" or "sale" or similar language contained herein.

         (c) With respect to the distribution of the Game Titles for Console Platforms in North America, Europe, Israel, Australia and Africa, T2 shall receive a right of first refusal to meet the material terms of distribution deals offered by Gathering to third parties to distribute the Game Titles for Console Platforms in the Territory. T2 shall have fifteen (15) days from receipt of notice from Gathering setting forth the material terms upon which Gathering anticipates offering third parties the right to distribute the Game Titles for Console Platforms in the Territory to enter into an agreement with Gathering which incorporates such material terms. In the event that T2 does not exercise this right within fifteen (15) days, it will be deemed to have refused its right of first refusal with respect to and only to such material terms.

                                    ARTICLE 3
                             GATHERING'S OBLIGATIONS

         (a) Gathering represents that it has designed or has had designed on its behalf the computer software and Documentation for each of the Game Titles so that they may be operated and perceived through the Game Machines. Gathering will consider in good faith all changes requested by T2 before the product is released.

         (b) Gathering shall be solely responsible for the manufacture, advertising and marketing of such Distributed Products, except as may be provided below. Gathering will place such advertising in publications as it reasonably determines, and may consult with T2 on a regular basis concerning such advertising plans. Gathering agrees to spend for the marketing and advertising of Distributed Products a minimum of (**) for each Game Title distributed by T2 hereunder.

         (c) Gathering shall manufacture or have manufactured the Distributed Products pursuant to mutually agreeable specifications for packaging, design and configuration. T2 shall, at its sole cost, ship or have shipped the Distributed Products, F.O.B. at Gathering's storage facility or such other facility or warehouse as Gathering may hereafter notify T2. T2 shall be responsible for shipment and insurance of the Distributed Products to T2 and from T2 to Gathering.

         (d) Gathering and T2 shall, prior to the release of any Game Title, discuss in good faith the projected sales for such title and based on Gathering's projected sales for such title, Gathering shall thereafter deliver sufficient quantities of such title to T2 to enable T2 to meet such sales projection. Gathering agrees, at its expense, that it will use commercially reasonable efforts to fill any orders for manufactured Distributed Products consistent with such projected sale placed by T2. Notwithstanding the foregoing, or any other provision to the contrary contained herein, T2 shall not be obligated to maintain at its warehouse at any one time quantities of any title of a particular Game Title in excess of that which is necessary to meet T2's customers' orders for any consecutive four (4) month period.

         (e) Gathering will place the machine, medium and other operating requirements (such as minimum memory capacity) on each Distributed Product as Gathering, at its reasonable determination, deems necessary. Gathering will shrink-wrap all Distributed Products and will incorporate into the design of the packaging all relevant bar code information.

         (f) Gathering agrees to use its best efforts, consistent with prevailing industry standards, to ensure that each Distributed Product in the different configurations in which the Distributed Product is designated to run shall be free of Bugs. Gathering agrees to conduct all testing using equipment designed to operate in accordance with electrical and design standards as are normal in the United States. T2 shall notify Gathering in writing if it discovers any Bugs or defects in any Distributed Products. Gathering shall be responsible for all costs associated with any recall or return on credit of Game Titles resulting from Bugs in the Distributed Products.

         (g) If applicable, Gathering agrees that all Distributed Product shall be rated by the appropriate video game or software publishers rating committee or board in such countries within the territory where video games or software publisher ratings have been instituted by law, statute or regulation of such country or where such a ratings have been accepted by a majority of the software publishers within such country. The packaging embodying any Distributed Product so rated shall have affixed to it the rating given by such applicable rating board or agency.

         (h) Title to all Distributed Products shall remain with Gathering while in inventory at T2's warehouse facilities. Gathering shall have the right, on not less than 72 hours prior notice to T2 to inspect its inventory at T2's warehouse facilities during normal business hours. Upon shipment of any Distributed Product by T2 to one of its customers, title to such Distributed Product shall then be immediately transferred to and vest with T2 until delivery thereof to a customer at which time title to such Distributed Product shall then be transferred to and vest with such customer. In case any Distributed Product is returned to T2 by one of T2's customers, title to such Distributed Product shall vest with T2 upon such Distributed Product leaving such customer and shall remain with T2 until such Distributed Product is restocked by T2 in its inventory, at which time title to such Distributed Product shall return to Gathering.


                                    ARTICLE 4
                                T2'S OBLIGATIONS

         T2 shall perform the following sales and distribution functions with respect to Distributed Products:

         (a) T2 shall use its best efforts, consistent with prevailing industry standard, to sell and distribute the Distributed Products subject to the terms of this Agreement. T2 shall sell the Distributed Products at wholesale price(s) determined by Gathering in consultation with T2 prior to the scheduled release. In addition, the sales policies (including discount rates and returns policies) for Distributed Products shall be as mutually approved by Gathering, T2 and Strategic Marketing Partners, Inc. ("SMP"), with such approval not to be unreasonably withheld. Adjustments, discounts, credits, returns and settlements afforded to trade customers shall be subject to Gathering's prior written approval, with such approval not to be unreasonably withheld.

         (b) Provide warehousing for Gathering's Distributed Products, fulfill orders (i.e. provide "pick, pack and ship" services) and manage, process and restock returns of Distributed Product, if any.

         (c) Invoice and collect from customers for Distributed Products distributed pursuant to this Agreement. T2 shall be solely responsible for extending credit and assuming the risk of bad debts; provided that if Gathering requests in writing that T2 extend credit (or additional credit) to a customer which T2 believes to be not worthy of such credit risk (or extended credit risk), then T2 shall so notify Gathering in writing and Gathering (and not T2) shall then be solely responsible for any subsequent default in the payment of any obligation by such customer and T2 shall have the right in such event, notwithstanding any provision to the contrary contained herein, to deduct the amount of any unpaid indebtedness resulting from such default in payment from Net Monies otherwise payable hereunder.

         (d) Provide Gathering with the monthly reports pursuant to Section 6(a) regarding sales and inventory of Distributed Products including the information as described in this Agreement and in Exhibit "C" attached to this Agreement and incorporated herein by this reference. With respect to each Game Title, notwithstanding anything to the contrary in this Section 4(d), all monthly reports provided to Gathering by T2 shall be sufficient in recording all sales and promotional distributions of units of Distributed Products, detailing with reasonable specificity (i) the number of units of Distributed Products sold or otherwise distributed; (ii) the Net Distribution Receipts, Net Monies, and Net Remaining Monies attributable thereto; and (iii) a complete listing of all deduction and offsets from Net Remaining Monies, whether due to recoupment of amounts attributable to such Game Title advanced to Gathering or otherwise.

         (e) Manage and implement co-op advertising programs and marketing displays devised by Gathering in consultation with T2, and provide merchandising services limited to placement and management of point-of-sale materials produced by Gathering.

         (f) Provide that the fire and theft insurance that T2 presently maintains on its warehouse facilities shall, subject to the terms of such Policies, apply to Distributed Products. In the event of a covered loss affecting any of the Distributed Products, Gathering shall be entitled to share in any recovery under such Policy as may be applicable to such Distributed Products lost or damaged, provided that T2 shall be responsible for that portion of the deductible on such policies as may be applicable to such Distributed Products lost or damaged and for which coverage is sought, and further, T2 shall have no obligation to Gathering beyond the stated provisions of its insurance policies. Gathering shall be named as an additional insured under the foregoing policies which shall provide for thirty day notice to Gathering prior to cancellation.


                                    ARTICLE 5
                                  CONSIDERATION

         (a) Apportionment of Net Distribution Receipts: On sales of Distributed Products in the Territory, Net Distribution Receipts derived from such sales shall be apportioned as follows:

                  (i) First, T2 shall have the right, but not the obligation to retain, as a reserve against charges, credits, or returns, such portion of Net Distribution Receipts as shall be reasonable in T2's best business judgment; provided, however, that (i) no such reserve shall exceed ten percent (10%) of such accrued Net Distribution Receipts; and (ii) the balance of each such reserve shall be distributed in accordance with Section 5(a)(ii) and 5(a)(iii), not later than four (4) months after such reserve is established. With respect to each Game Title and subject to Section 5(a)(i)(ii), notwithstanding the foregoing, T2 shall be entitled to an increase in returns reserve to a maximum of Fifteen Percent (15%) of the Net Distribution Receipt during the last six (6) months of the Exploitation Period for any Game Title, if T2 reasonably anticipates that the returns reserve permitted by the preceding sentence will be insufficient to cover returns of such Game Title during the subsequent months after the termination of the Exploitation Period.

                  (iii) Second, with respect to each Game Title, except as set forth in Section 5(b), T2 shall deduct from the Net Distribution Receipts attributable to such Game Title after establishing the reserve, if any, described in paragraph (i) and retain for its own account, a distribution fee ("Fee") based on a percentage of the Gross Invoice Price from original sales of units of the Distributed Products relating to such Game Title as set forth below:

       Units of the Individual Distributed Products         Percentage of Gross Invoice Price
       --------------------------------------------         ---------------------------------

                                                            (**)




T2 shall be responsible for paying from its own funds any and all fees, royalties, revenues or other monies payable by Gathering to SMP up to a maximum of three percent (3%) of gross invoice of each Game Title less an allowance for returns and discounts that is actually paid for pursuant to any representation agreement between Gathering and SMP with respect to such Game Title (the "SMP Agreement"). T2 shall indemnify Gathering with respect to any claims made against Gathering by or on behalf of SMP arising out of the non-payment of such amounts to SMP, under the same terms and conditions set forth in Article 8.

                  (iii) Third, with respect to each Game Title, up to (**) of the balance of Net Distribution Proceeds remaining after establishment of the reserve described in paragraph (i) above and payment to T2 of its Fee shall be available as Net Monies out of which T2 may recoup any unrecouped portion of any Guarantee payments attributable to the Game Titles in accordance with Section 5(c).

         (b) Notwithstanding the provisions of Section 5(a), on any Distributed Products which are resold after being returned to T2 and restocked in T2's warehouse, the Fee on such sale(s) shall be (**) of the Gross Invoice Price from such sales.

         (c)      Guarantee::

                  (i) Subject to Section 5(c)(iv), below, T2 shall pay to Gathering (**) as a guarantee of Net Monies hereunder ("Guarantee."). For Purposes of this Agreement, the Guarantee shall be apportioned among the Game Titles on the basis of (**) per Game Title:

                  (ii) The Guarantee shall be paid by T2 to Gathering as follows:

                           (a)      (**) on or before May 27, 1998.

                           (b) (**) paid to Gathering on the later to occur of (i) August 15, 1998, or (ii) upon delivery by Gathering to and accepted by T2 of the Beta and Gold Master products of Jazz Jackrabbit II, such acceptance not to be unreasonably withheld.

                           (c) (**) paid to Gathering upon the later to occur of (i) October 15, 1998, or (ii) delivery by Gathering to and accepted by T2 of the Beta product for Railroad Tycoon II, such acceptance not to be unreasonably withheld.

                           (d) (**) paid to Gathering upon the later to occur of (i) October 15, 1998, or (ii) delivery by Gathering to and accepted by T2 of the Gold Master product for Railroad Tycoon II, such acceptance not to be unreasonably withheld.

                           (e) (**) paid to Gathering upon the later to occur of (i) October 15, 1998 or (ii) delivery by Gathering and acceptance by T2 of the Gold Master product for Fly!, such acceptance not be unreasonably withheld.

                                    ARTICLE 6
                                   ACCOUNTINGS

         (a) With respect to each Game Title, statements as to the calculation of Net Monies hereunder ("Statements") shall be sent by T2 to Gathering within forty-five (45) days following the end of each monthly period together with payment of Net Remaining Monies for such Game Title, if any, earned by Gathering hereunder during such monthly period.

         (b) Net Monies in respect of sales hereunder outside of the United States shall be computed in the national currency in which T2 is paid and shall be credited to Gathering's account hereunder at the same rate of exchange as T2 is paid (or T2's account is credited), and shall be proportionately subject (based on T2's Fee rate hereunder) to any taxes imposed on the remittance of the receipts derived from the sale of Distributed Products from the country in which the sale is made to the United States to the extent actually paid or incurred by T2. In the event T2 shall not receive payment in United States dollars in the United States (because the remittance of such monies to the United States is prohibited or restricted by law or other regulations) in respect of any such sales, Net Monies in respect thereof shall not be credited to Gathering's account hereunder. T2 shall, however, if T2 is able to do so, accept such payments in foreign currency and deposit such foreign currency in a foreign bank or other depository, at Gathering's expense and in Gathering's name, such portion thereof, if any, as shall equal the Net Monies which would have actually been payable to Gathering hereunder in respect of such sales had such payments been made to T2 in United States currency in the United States. Deposit as aforesaid shall fulfill T2's obligations hereunder as to such sales.

         (c) All Statements and all other accountings rendered by T2 hereunder shall be conclusive, final, and binding on Gathering, shall constitute an account stated, and shall not be subject to any question for any reason whatsoever unless specific written objection, stating the basis thereof, is given by Gathering to T2 within two (2) years after the date rendered. No action, suit, or proceeding of any nature in respect of any Statement or other accounting rendered by T2 hereunder may be maintained against T2 unless such action, suit, or proceeding is commenced against T2 in a court of competent jurisdiction within three hundred sixty (360) days after the date of T2's written notice delivered to Gathering rejecting Gathering's objection.

         (d) T2 shall maintain, at its executive offices, which are presently in New York, New York, books of account concerning sales of the Distributed Products hereunder. Gathering, or its representatives, may, at Gathering's sole expense, examine T2's said books (no more often than twice a year) relating to the sale of the Distributed Products hereunder, solely for the purpose of verifying the accuracy thereof, only during T2's normal business hours and upon reasonable prior written notice. Such books relating to any particular statement may be examined as aforesaid only within two (2) years after the date rendered. Gathering shall notify T2 in writing within ninety (90) days after completing such examination if Gathering believes that T2's books are not accurate, and supply T2 with a report including a description of any and all alleged inaccuracies contained therein. Gathering, T2 and their respective representatives shall keep all information obtained in such examination confidential and to use such information solely for the purpose of this Section. If any additional monies are shown to be payable by T2 to Gathering based upon an examination and such amount shown due exceeds five percent (5%) of the Net Monies previously paid by T2 in relation to the particular Statement(s) which may be the subject of the examination, T2 shall reimburse the reasonable costs of such examination and fees and expenses related thereto, as and when paid by Gathering, plus interest at the lesser of (a) a rate of five percent over the Prime Rate charged by NationsBank, N.A., plus three percent (3%), or the maximum lawful rate on such unpaid amount to be computed from the first date such monies were to have been accounted for.

         (e) With respect to any claim by Gathering that additional monies are payable by T2 to Gathering pursuant to this Agreement based upon an examination by Gathering to T2's books and records, T2 shall not be deemed in breach of this Agreement unless within forty-five (45) days after T2's receipt of Gathering's written claim that additional monies are due and payable together with a copy of the examination report prepared in connection with such examination, T2 shall neither: (i) pay such additional monies so claimed by Gathering, nor (2) contest such claim, in whole or in part, by written notice to Gathering specifying in reasonable detail the grounds for contesting such claim. In the event T2 shall so contest any such claim, T2 shall not be deemed in breach of this contract unless such claim shall have been reduced to a judgment by a court of competent jurisdiction or resolved by binding arbitration and T2 shall have failed to pay Gathering the amount thereof within three (3) business days after Gathering shall have received notice of the entry of such final non-appealable judgment.

         (f) T2 has not made and does not hereby make any representation or warranty with respect to the quantity of sales (if any) of Distributed Products embodying the Game Titles which T2 may sell. Gathering recognizes and acknowledges that the sale of Distributed Products is speculative and agrees that T2's judgment with regard to the sales of any of its Distributed Products and with regard to the marketing, promotion, advertising and exploitation of the Distributed Products shall be binding and conclusive upon Gathering absent gross negligence or willful misconduct on the part of T2. Gathering warrants and agrees that it will not make any claim, nor shall any liability be imposed upon T2 based upon any claim, that more sales could have been made or that better business could have been done than what was actually made or done by T2, or that better prices or terms could have been obtained so long as T2 has complied, in all material respects, with its obligations hereunder and in a manner consistent with industry practice.


                                    ARTICLE 7
                         REPRESENTATIONS AND WARRANTIES

         (a)      T2 hereby warrants and represents that

                  (i) This Agreement has been duly authorized, executed and delivered by T2; T2 has the full power and authority to enter into this Agreement and to perform its obligations hereunder and is free to enter into this Agreement; this Agreement constitutes the valid and binding obligation of T2, enforceable in accordance with its terms; the making of this Agreement by T2 does not violate any agreement, right or obligation existing between T2 on the one hand, and any other person, firm or corporation, on the other hand.

                  (ii) No consents of any third parties are required for T2 to enter into and perform this Agreement.

                  (iii) T2 has no arrangement or interest, which is inconsistent or in conflict with this Agreement, or which would prevent, limit, or impair, in any way, either T2's or Gathering's performance of any of the covenants or duties herein set forth.

                  (iv) T2 is experienced in the distribution of video games and has sufficient qualified personnel to carry out its obligations hereunder.

         (b) Gathering hereby represents and warrants that:

                  (i) This Agreement has been duly authorized, executed and delivered by Gathering; Gathering has the full power and authority to enter into this Agreement and to perform its obligations hereunder and is free to enter into this Agreement; this Agreement constitutes the valid and binding obligation of Gathering, enforceable in accordance with its terms; the making of his Agreement by Gathering does not violate any agreement, right or obligation existing between Gathering on the one hand, and any other person, firm or corporation, on the other hand; and except for the SMP Agreement, Gathering has not heretofore granted any rights to the Game Titles to any other person, party or company for use in the Territory in connection with the Distributed Products for the Game Machines.

                  (ii) Except for the SMP Agreement, no consents of any third parties are required for Gathering to enter into this Agreement or grant the rights granted herein to T2.

                  (iii) All Game Titles are or shall be original and neither the computer software nor the Documentation thereto, or any part of any character, object, sound or music embodied in Software, infringes or shall infringe upon any common law or statutory rights of any third party including, without limitation, contractual rights, patents, copyrights, mask-work rights, trade secrets, rights of privacy or other intellectual property rights.

                  (iv) Subject to the SMP Agreement, the Game Titles shall be free of all liens and encumbrances and there are and will be no claims, demands or actions pending or threatened with respect thereto.

                  (v) In connection with materials supplied by or developed by Gathering for use in any Game Titles, Gathering shall be solely responsible for and shall pay all sums due all parties entitled to receive Net Monies in connection with the sale and exploitation of the Distributed Products. Subject to the terms of this Agreement, all monies payable to Gathering include all Net Monies due Gathering and such parties. Gathering shall be solely responsible for and shall pay all costs incurred in the creation, development and design of any Game Titles, including, without limitation the Documentation therefor. With respect to each Game Title, Gathering shall be responsible for paying any development fees or royalties owed to such developer of such Game Title in accordance with the terms and conditions of the publishing agreement by and between Gathering and the developer for such Game Title.

                  (vi) With respect to each Game Title, the Amended and Restated Rights Agreement for Computer Video Games by and between Gathering and the developer of such Game Title are in full force and effect as of Wednesday, May 27, 1998. With respect to each Game Title, Gathering has acquired all rights with respect to such Game Title to publish such Game Titles pursuant to the terms and conditions of the respective Amended and Restated Agreement Regarding Rights to Computer Games between Gathering and the developer of such Game Title and to grant to T2 the right to distribute such Game Title in accordance with the terms hereof.

         (c) Gathering makes no warranties or representations with respect to the Distributed Products to any end-user thereof other than as set forth in the limited warranty provided by Gathering for each Distributed Product; Gathering makes no warranty, express, implied, statutory or otherwise with respect to the Distributed Products including but not limited to the implied warranties of merchantability and fitness for a particular purpose, each of which is hereby disclaimed.

                                    ARTICLE 8
                                 INDEMNIFICATION

         (a) T2 shall indemnify, defend and hold harmless Gathering, and its partners, officers, employees, agents, successors and assigns ("Gathering Indemnitees") from and against any and all demands, claims, damages, judgments, costs, (including reasonable attorneys' fees), penalties and liabilities based upon, relating to, or arising out of a breach or failure of any of T2's agreements, representations or warranties hereunder, including, without limitation, any claims brought by third parties alleging that any intellectual property rights contained in a Game Title infringes upon the rights of such third party. Upon notice from Gathering of any such claim, demand or action being advanced or commenced, T2 agrees to adjust, settle or defend the same at T2's sole cost and expense. Each Gathering Indemnitee shall have the right, but not the obligation, to participate, at its own expense and using its own counsel, in the defense of any such claim, and, in such event, the parties hereto shall cooperate with each other in the defense of any such action, suit or proceeding hereunder.

         (b) Gathering shall indemnify, defend and hold harmless T2, and its officers, employees, agents, successors and assigns ("T2 Indemnitees") against any and all demands, claims, damages, judgments, costs, (including reasonable attorneys' fees), penalties and liabilities based upon, relating to, or arising out of a breach or failure of any of Gathering's agreements, representations or warranties hereunder, including, without limitation, any claims brought by third parties alleging that any intellectual property rights contained in a Game Title infringes upon the rights of such third party. Upon notice from T2 of any such claim, demand or action being advanced or commenced, Gathering agrees to adjust, settle or defend the same at Gathering's sole cost and expense. Each T2 Indemnitee shall have the right, but not the obligation, to participate, at its own expense and by its own counsel, in the defense of any such claim, and, in such event, the parties hereto shall cooperate with each other in the defense of any such action, suit or proceeding hereunder.

         (c) IT IS THE EXPRESS INTENTION OF THE PARTIES HERETO THAT EACH PERSON TO BE INDEMNIFIED PURSUANT TO THIS ARTICLE 8 SHALL BE INDEMNIFIED AND HELD HARMLESS FROM AND AGAINST ALL DAMAGES AND INSTANCES AS TO WHICH INDEMNITY IS PROVIDED FOR UNDER THIS ARTICLE 8 NOTWITHSTANDING THAT ANY SUCH DAMAGES OR INSTANCES ARISING OUT OF OR RESULT FROM THE ORDINARY, STRICT, SOLE, OR CONTRIBUTORY NEGLIGENCE OF SUCH PERSON AND REGARDLESS OF WHETHER ANY OTHER PERSON (INCLUDING THE OTHER PARTY TO THIS AGREEMENT) IS OR IS NOT ALSO NEGLIGENT.

         (d) With respect to any claims between the parties hereto, the non-prevailing party shall indemnify the prevailing party for all reasonable attorneys fees incurred by such prevailing party with respect to such claim.

         (e) Gathering shall obtain and maintain at its own expense, reasonable product liability insurance and errors and omission insurance from a recognized and qualified insurance company naming T2 as insured in the amount of at least One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) in the aggregate against any claims, suit, loss or damage arising out of any personal injury or property damage or infringement of the computer software and/or the Game Titles and/or the Documentation thereto, or any part of any character, object, sound or music embodied in the Game Title, upon any common law or statutory rights of any third party, including, without limitation, contractual rights, patents, copyrights, mask-work rights, trade secrets, right to privacy and other intellectual property rights. Such policy shall be non- scancellable except after thirty (30) days' prior written notice to T2. T2 shall be named as an additional insured on such policy. As proof of such insurance, a fully-paid certificate of insurance will be submitted to T2 by Gathering within a reasonable time after the execution of this Agreement.


                                    ARTICLE 9
                     EXPIRATION OR TERMINATION OF AGREEMENT

         (a) In the event that Gathering, for reasons within its control, fails to Deliver a Game Title referred to in this Agreement to T2 by a date which is sixty (60) days after the Delivery Date (the "Post Delivery Date"), or Gathering otherwise materially breaches this Agreement with respect to a Game Title hereunder and such breach is not cured within thirty (30) days after receipt of notice from T2 of such breach, then, without in any way limiting any of T2's other rights and remedies in such event, and notwithstanding any provision to the contrary contained herein, T2 shall have the right at its sole election to terminate this Agreement with respect only to the undelivered Game Title and/or Game Title to which Gathering's material breach relates, upon written notice to Gathering (the "Termination Notice"). In such event, notwithstanding any provision to the contrary contained herein, but only with respect to the Game Title which is the subject of the Termination Notice, Gathering shall pay to T2 an amount equal to any unearned and unrecouped portion of the Guarantee theretofore paid by T2 to Gathering hereunder attributable to such undelivered Game Title. All such amounts as described above shall be paid to T2 by the Gathering within ninety (90) days following T2's written request therefor.

         (b) (i) In the event T2 materially breaches this Agreement with respect to a Game Title hereunder and such breach is not cured (which may include, at Gathering's election, the appointment of a substitute distributor acceptable to Gathering to perform T2's obligations hereunder with respect to such Game Title) within thirty (30) days after receipt of notice from Gathering of such breach, then, without in any way limiting any of Gathering's other rights and remedies in such event, and notwithstanding any provision to the contrary contained herein, Gathering shall have the right at its sole election to terminate this Agreement, but only with respect to such Game Title to which T2's material breach relates, upon written notice to T2.

                  (ii) Upon any subsequent two (2) material breaches by T2 of this Agreement which such breaches are not cured within thirty (30) days after receipt of notice from Gathering of such breach, then, without in any way limiting an of Gathering's other rights and remedies in such event, and notwithstanding any provision to the contrary contained herein, Gathering shall have the right at its sole election to terminate this Agreement.

         (c) In the event either party to this Agreement files a petition in bankruptcy or is adjudged a bankruptcy, or if a petition in bankruptcy is filed against such party and is not dismissed within sixty (60) days of the institution of such proceeding, or if such party becomes insolvent, or makes an assignment for the benefit of creditors, or if any receiver appointed for such party or its business is not discharged within sixty (60) days (for convenience, the "bankrupt or insolvent party"), the other party shall have the right to terminate this Agreement, upon written notice to the bankrupt or insolvent party.

         (d) Upon expiration of the Term of this Agreement, all exclusive rights granted to T2 herein shall forthwith revert to Gathering with the following consequences:

                  (i) T2 shall continue to pay all Net Monies which become due and payable.

                  (ii) Gathering shall thereafter be free to engage others to distribute the Game Titles or to distribute them itself.

                  (iii) T2 shall not thereafter advertise, distribute or sell Distributed Products, and will cease all display, advertising and use of Gathering's Property, except that T2 may sell off, market, advertise, distribute and sell existing inventories of the Distributed Products for a period of twelve
(12) months, subject to all the other terms and conditions hereof. T2 shall deliver to Gathering a complete and accurate statement indicating the number, description and whereabouts of all units of the Distributed Products in T2's inventory as of the date of the expiration of the Term update such list on a monthly basis.

                  (iv) T2 shall return to Gathering all materials and any copies or reproductions thereof furnished to T2 by Gathering hereunder or give satisfactory evidence of their destruction.


                                   ARTICLE 10
                                     NOTICES

         All notices, statements and/or payments to be given to the parties hereunder shall be addressed to the parties at the addresses set forth on the first page hereof or at such other address as the parties shall designate to each other in writing from time to time. All notices shall be in writing and shall either be served by personal delivery (to an officer of each company), mail, or facsimile (if confirmed by mail or personal delivery of the hard copy), all charges prepaid. Except as otherwise provided herein, such notices shall be deemed given when personally delivered, all charges prepaid, or on the date five
(5) days following the date of mailing, except that notices of change of address shall be effective only after the actual receipt thereof.

                                   ARTICLE 11
                              EUROPEAN NEGOTIATIONS

         T2 and Gathering shall continue to negotiate in good faith a publishing agreement for Europe, Israel, Africa, Middle East, Australia and New Zealand which, if entered into, shall include the following terms.

         (a) At Gathering's request, T2 shall house a team of Gathering representatives in its Windsor, UK offices. This team:

                  (i) Oversees the marketing of all Gathering titles published in Europe.

                  (ii) Monitors and learns the selling process throughout Europe for all Gathering titles.

                  (iii)    Is paid for by Gathering.

                  (iv) May set-up a corporate subsidiary or other entity for Gathering in Europe.

         (b) The existing agreement/understanding between T2 and Gathering with respect to certain European publishing rights for the interactive software video games referred to as Max Payne, Railroad Tycoon 2 and Aviator shall be extended to include an additional seven (7) interactive software video games not included therein. T2 shall pay Gathering (**) in non-refundable guarantees in two equal payments of (**) due July 15, 1998 and September 15, 1998; provided that the advance will be recoupable only to the extent of (**) with respect to each of the seven (7) additional games.

         (c) Such agreement shall include no less favorable terms than as set forth in the draft of the Heads of Agreement attached hereto as Exhibit D.

         (d) T2 shall receive a right of first refusal to meet the terms of certain publishing deals offered by Gathering to third parties to publish and distribute in Europe certain products not solely or jointly published by Gathering in Europe over the next 5 years.

                                   ARTICLE 12
                            CONFIDENTIAL INFORMATION

         Each party hereto shall keep in confidence and not disclose to any third party, without the written permission of the other party the terms of this Agreement and the proprietary information of each party made known to the other under this Agreement. This requirement of confidentiality shall not apply to information that is (i) in the public domain through no wrongful act of the receiving party; (ii) rightfully received by the receiving party from a third party who is not bound by a restriction of nondisclosure; (iii) already in the receiving party's possession without restriction as to disclosure; or (iv) is required to be disclosed by applicable rules and regulations of government agencies or judicial bodies. For purposes of this Agreement, all information provided to T2 by or on behalf of Gathering shall be deemed confidential and proprietary information.


                                   ARTICLE 13
                                  MISCELLANEOUS

         (a) This Agreement shall inure to the benefit of, and shall be binding upon, the successors and assigns of each party hereto. Notwithstanding the foregoing, neither party shall assign any rights or obligations hereunder without the prior written consent of the other party; provided, however, that Gathering may assign to another party its rights to receive Net Monies pursuant to Section 6 of this Agreement.

         (b) The entire understanding between the parties hereto relating to the subject matter hereof is contained herein. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than expressly set forth in this Agreement. This Agreement cannot be changed, modified, amended or terminated except by an instrument in writing executed by both T2 and Gathering. The Exhibits annexed hereto constitute a part of this Agreement. The headings and captions used herein are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. This Agreement shall not be deemed effective, final or binding upon Gathering or T2 until signed by each of them. Only the final, executed Agreement is admissible as the written agreement between the parties and prior drafts, if any, incorporating revisions or original language may not be used, and shall not be admissible as evidence for any purpose in any litigation that may arise between the parties. This Agreement shall be deemed to have been drafted by all the parties hereto, since all parties were assisted by their counsel in reviewing and agreeing thereto, and no ambiguity shall be resolved against any party by virtue of its participation in the drafting of this Agreement.

         (c) No waiver, modification or cancellation of any term or condition of this Agreement shall be effective unless executed in writing by the party charged therewith. No written waiver shall excuse the performance of any act other than those specifically referred to therein and shall not be deemed or construed to be a waiver of such terms or conditions for the future or any subsequent breach thereof. Except as otherwise provided in this Agreement, all rights and remedies herein or otherwise, including, but not limited to those set forth in Article 9, shall be cumulative and none of them shall be in limitation of any other right or remedy.

         (d) This Agreement does not constitute and shall not be construed as constituting a partnership or joint venture between Gathering and T2. Neither T2 nor Gathering shall have any right to obligate or bind the other in any manner whatsoever, and nothing herein contained shall give or is intended to give any rights of any kind to any third persons.

         (e) Any dispute hereunder shall be submitted to binding arbitration pursuant to the rules of the American Arbitration Association, applying Texas law, without regard to choice of law provisions, with three arbitrators. Any such proceeding shall take place in Dallas, Texas.

         (f) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute but one and the same document.

         (g) The expiration of this Agreement shall not impair the rights or obligations of either party hereto which shall have accrued hereunder prior to such expiration or termination. Without limiting the generality of the preceding sentence, the provisions of Articles 5, 6, 7, 8, 9, 10, 11, 12 and 13 shall survive the termination of this Agreement.

         (h) Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably require in order to effectuate the terms and purposes of this Agreement as stated herein.

         (i) If any provision of this Agreement shall be held or deemed to be invalid, inoperative or unenforceable in any jurisdiction or jurisdictions, because of conflicts with any constitution, statute, rule or public policy or for any other reason, such circumstance shall not have the effect of rendering the provision in question unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provisions herein contained unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be enforceable to the maximum extent permitted in such jurisdiction or in such case.

         (j) Within thirty (30) days of the execution of this Agreement, Gathering shall file or have filed on its behalf a UCC-1 Financing Statement in order to perfect a security interest in its general intangibles, inventory, equipment, receivables and other physical assets of Gathering, in favor of T2, except for those assets consisting of any of Gathering's rights under the respective rights agreements with the developers of the respective Game Titles. Immediately upon its recoupment of the Guarantee, T2 shall release such UCC-1 Financing Statement and the security interests created thereby and any and all obligations and liabilities of Gathering to T2 related thereto or arising therefrom.

         IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the 27th day of May, 1998.

                                    GATHERING OF DEVELOPERS I, LTD.
                                    (Gathering)

                                    By:      Gathering of Developers, Inc.
                                             (a Texas corporation),
                                             its general partner

                                             Address:
                                             2700 Fairmount
                                             Dallas, Texas 75202
                                             fax:  (214) 871-7934



                                             By: /s/ Michael S. Wilson
                                                 ------------------------------
                                                      Michael S. Wilson,
                                                      Chief Executive Officer


                                    TAKE TWO INTERACTIVE SOFTWARE, INC.
                                    (T2)

                                             Address:
                                             575 Broadway
                                             New York, New York 10012
                                             fax:  (212) 941-2997



                                    By:      /s/ Ryan A. Brant
                                             ------------------------------
                                             Name: Ryan A. Brant
                                             Title:     President and CE